

December 29, 2011

Via E-mail
Mr. John P. Schmid
Chief Financial Officer
Trius Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, CA 92121

      Re: **Trius Therapeutics, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 25, 2011
              Form 10-Q for the Quarterly Period Ended September 30, 2011
              Filed November 10, 2011
              File No. 001-34828

Dear Mr. Schmid:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 9. Significant Collaboration Agreements, page 14

1. You recognized revenue allocated to the license of tedizolid in the third quarter of $24.9 million based on the relative selling price of the license element since you determined that it was a separate unit of accounting with stand-alone value. You allocated the remaining $0.1 million of the $25 million up-front payment to the Global Development Plan Services which you also believe to be a separate unit of accounting and will be recognizing the related service revenue in proportion to the percentage of actual costs incurred during the period to estimated total Global Plan Services expected throughout the collaboration. Please provide us:

- Your analysis demonstrating how each unit of accounting had stand-alone value based on the requirements of ASC 605-25-25-5a.(i.e. sold separately by any vendor, or Bayer could resell the unit of accounting on a standalone basis).
- Your computation supporting the allocation of the agreement consideration to each unit of accounting.

2. Regarding the manufacturing obligations that you deem a contingent deliverable, please tell us the terms of these obligations and your consideration as to whether these terms are at a significant and incremental discount.

3. You "reallocated the new expected arrangement consideration" and accounted for the $2 million Bayer payment related to the first patient dosage of your second global Phase 3 study of tedizolid by adding $0.8 million to the license and $1.2 million to the Global Development Plan Services. Please provide us your analysis supporting this reallocation that addresses why a portion of this payment was added to the license, how the amount added was determined and how this accounting complies with ASC 605-25.

4. Please provide us proposed disclosure to be included in future periodic reports that includes the following:
    - The significant inputs, assumptions and methods used to determine the selling price for the significant deliverables in accordance with ASC 605-25-50-2e.; and
    - The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration in accordance with ASC 605-25-50-2h.

5. Please provide us proposed disclosure to be included in future periodic reports that describes each milestone and the related contingent consideration for your Bayer agreement. Refer to ASC 605-28-50-2b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant